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                              May 3, 2022

       Lance Turner
       Chief Financial Officer
       ProFrac Holding Corp.
       333 Shops Boulevard, Suite 301
       Willow Park, Texas 76087

                                                        Re: ProFrac Holding
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 26,
2022
                                                            File No. 333-261255

       Dear Mr. Turner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

       Amendment No. 3 to Form S-1

       Use of Proceeds, page 70

   1. We note your response to comment 8 and the disclosure made in draft pricing pages on page 71, including your
disclosure regarding your intended uses of proceeds in the event that the lenders under
the New Term Loan Credit Facility do not decline an offer of repayment. Given the
estimated net proceeds of the offering, after payment of the bulleted list of use of proceeds
it appears that you will have additional net proceeds. Please revise to disclose in this
section the principal purposes for which such additional net proceeds are intended to be used
and the approximate amount intended to be used for each such purpose. See Item 504
of Regulation S-K.
 Lance Turner
ProFrac Holding Corp.
May 3, 2022
Page 2
Security ownership of certain beneficial owners and management, page 150

2. Please revise your beneficial ownership table to disclose all persons who have or share voting power or investment power over the shares held by the Farris and Jo Ann Wilks
      2022 Family Trust. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
FTS International, Inc. Audited Consolidated Financial Statements, page F-48

3. We note your response to comment 21. Please include the audit report that is referenced in your other matter section, which covers the financial statements as of December 31,
      2020 and for the periods from January 1, 2020 through November 19, 2020 and from
      November 20, 2020 through December 31, 2020 and as of and for the year ended
      December 31, 2019.
Exhibits

4.    We note that your response to comment 23 states that you refiled Exhibit
10.8 to include
      the requested schedules; however, we note Exhibit 10.8 was not refiled. Thus, we re-issue our comment to please file Schedule 7.17 Use of Proceeds and Schedule
8.11 Permitted
      Investments, or tell us why you do not believe they are required to be filed. Refer to Item
      601(a)(5) of Regulation S-K.
       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameLance Turner
                                                           Division of
Corporation Finance
Comapany NameProFrac Holding Corp.
                                                           Office of Energy &
Transportation
May 3, 2022 Page 2
cc:       Michael S. Telle
FirstName LastName